

Mail Stop 3561

March 20, 2008

Mr. Michael Mak
President
Asia Global Holdings Corp.
1601-1604 CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> **RE:** **Asia Global Holdings Corp. (formerly known as BonusAmerica**
> **Worldwide Corp.)**
> **Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended**
> **September 30, 2006, Filed April 16, 2007**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 17, 2007**
> **File No. 0-50788**

Dear Mr. Mak:

     We have reviewed the responses in your letter dated March 11, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Amendment No. 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006

Part 1. Financial Information
Notes to Condensed Consolidated Financial Statements
Note 10 – Stockholders' Equity

1.   We reviewed your response to comment five in our letter dated May 8, 2007. We believe that the fair value of the preferred stock award should be measured based on the market price of the common stock into which the preferred stock is convertible given that the preferred stock award does not appear to be an equity share option or similar instrument that has time value as discussed in paragraph 22 of SFAS 123(R). In this regard, as discussed in SAB Topic 14:C. and paragraph A7 of SFAS 123(R), observable market prices of identical or similar equity instruments in active markets are the best evidence of fair value and, if

Mr. Michael Mak
Asia Global Holdings Corp.
March 20, 2008
Page 2

available, should be used as the basis for the measurement for equity instruments awarded in a share-based payment transaction with employees. In addition, as discussed in paragraph 21 of SFAS 123(R), restricted stock awarded to an employee should be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties. Given the referenced guidance, it is unclear to us how you reached the conclusion that the use of an option valuation model is appropriate under the circumstances and why your valuation is more representative of the fair value of the services rendered in light of the guidance in paragraph 15 of SFAS 123(R). Please provide us with additional support for your valuation of the preferred stock award using the Black-Scholes valuation model. Otherwise, it appears that a revision to your financial statements may be appropriate to comply with the guidance is SFAS 123(R). If you are able to support the use of the Black-Scholes valuation model to estimate the fair value of the convertible preferred stock award, explain to us in detail why the model resulted in a valuation materially different from the market price of the underlying common stock.

Form 10-KSB for Fiscal Year Ended December 31, 2006

2.   Please address the above comment.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter on EDGAR.

        If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

                                        Sincerely,

                                        William Thompson
                                        Branch Chief